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                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                              BARBROOK MINE UPDATE

                             JULY 9TH 2002, 10.00 AM

Caledonia Mining Corporation ("Caledonia") of Toronto (TSE: CAL and NASDAQ -
OTCBB: CALVF) is pleased to report that it has completed its geological re-evaluation of the Taylor's section of its 100% owned Barbrook Mine located in the Mpumalanga Province of South Africa. The Barbrook mine was placed on care and maintenance in mid 1997 after the fall in the gold price and has recently been returned to limited production.

Barbrook is now focusing on the immediate re-commencement of commercial scale mining and process operations now that the ore available for mining startup has been re-defined. Mining will initially be concentrated in the Taylor's west area with the intention to reduce internal waste generation which previously resulted in severe ore grade dilution to the mill.

The metallurgical circuit at start-up will include Caledonia's new Pre-Ox process and the resin gold recovery process developed by MINTEK. MINTEK are currently determining the requirement for the conversion of Barbrook's existing Carbon-in-leach ("CIL") into a resin-in-leach ("RIL") section and the requirement for a resin elution, regeneration and electrowinning sections. Confirmatory testwork on Taylor's ore by MINTEK in 2001 showed that the combination of Pre-Ox and RIL processes resulted in approximately a 20% higher gold recovery than the CIL process previously used at Barbrook.

It is planned to initially commence mining and processing at 3,000 tonnes per month and thereafter to increase this progressively to 12,000 tonnes per month or higher. During the 1997 mining and plant throughput at Barbrook exceeded 17,000 tonnes per month. However this rate was obtained at the expense of gold grade dilution, and therefore the mining rates will be restricted to control dilution and ensure higher feed gold grades to the plant.

Preliminary production schedules and mine plans are being prepared at present and recommissioning work has commenced on both the underground workings and the metallurgical plant in preparation for the resumption of production later this year. Several mining sequences are being considered and once these have been optimized the detailed production plans will be announced, most likely in early September.

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website http:/www.caledoniamining.com

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S.E. Hayden                                  James Johnstone                      Chris Harvey
Chairman, President and CEO                  V-P Operations and COO               Technical Director
South Africa                                 Canada                               Canada
Tel: (011-27-11) 447-2499                    Tel: (1-905) 607-7543                Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                    Fax: (1-905) 607-9806                Fax: (1-905) 607-9806
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OR VISIT CALEDONIA ON THE WORLDWIDE WEB AT HTTP://WWW.CALEDONIAMINING.COM